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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                           (Name of Subject Company)

                            WHITMAN'S CANDIES, INC.
                                  WC-RMA CORP.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
                         (Title of Class of Securities)

                                   774678403
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               MR. THOMAS S. WARD
                                  CO-PRESIDENT
                            WHITMAN'S CANDIES, INC.
                               1000 WALNUT STREET
                                   SUITE 900
                          KANSAS CITY, MISSOURI 64106
                           TELEPHONE: (816) 842-9240
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                WITH A COPY TO:

                             DAVID W. PRESTON, ESQ.
                              LATHROP & GAGE L.C.
                              2345 GRAND BOULEVARD
                                   SUITE 2300
                          KANSAS CITY, MISSOURI 64108
                           TELEPHONE: (816) 292-2000

                           CALCULATION OF FILING FEE:

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                        $15,815,944                                                    $3,163

* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 2,750,599 shares of Common Stock, par value $.03 per share (the "Shares") of the subject company at a price of $5.75 per Share, net to the seller in cash, without interest thereon. The amount reflects the purchase of 2,599,599 outstanding Shares and 151,000 Shares issuable pursuant to the exercise of outstanding and presently exercisable options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by the bidders.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable.  Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.

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
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1.  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Whitman's Candies, Inc. (E.I.N.: 43-1638048)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) /X/
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS
    BK, WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) OR 2(f)

                                                                             / /
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Missouri
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    None
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    Not Applicable
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10. TYPE OF REPORTING PERSON
    CO
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                                       2

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1.  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    WC-RMA CORP. (E.I.N.: 43-1849507)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) /X/
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
    AF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f)

                                                                             / /
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    None.
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    Not Applicable.
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10. TYPE OF REPORTING PERSON
    CO
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                                       3

    The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"). The address of the Company's principal executive offices is 265 Turner Drive, Durango, Colorado 81301.

    (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by WC-RMA Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Whitman's Candies, Inc., a Missouri corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $.03 per share (the "Shares") of the Company, at a price of $5.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

    (c) The information set forth in Section 6 "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d); (f)-(g) This Statement is being filed by the Purchaser and the Parent. The information set forth in the Offer to Purchase under "Introduction," in Section 9 "Certain Information Concerning the Purchaser and the Parent" and in Schedule I is incorporated herein by reference.

    (e) During the last five years, neither the Purchaser, the Parent nor any persons controlling the Purchaser, nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed on Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth under "Introduction," in Section 11 "Background of the Offer; Contacts with the Company," in Section 8 "Certain Information Concerning the Company" and in Section 9 "Certain Information Concerning the Purchaser and the Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth under "Introduction" and in Section 10 "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(d) The information set forth under "Introduction," and in Section 12 "Purpose of the Offer; Proposed Merger; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

    (e)-(g) The information set forth in Section 12 "Purpose of the Offer; Proposed Merger; Plans for the Company," and in Section 7 "Effect on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Offer to Purchase under "Introduction" and in Section 9 "Certain Information Concerning the Purchaser and the Parent" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in Section 10 "Source and Amount of Funds," and
Section 12 "Purpose of the Offer; The Proposed Merger; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 16 "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 "Certain Information Concerning the Purchaser and the Parent" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b)-(c) The information set forth under "Introduction" and in Section 15 "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

    (d)-(e)  Not applicable.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated May 10, 1999.

  (2)      Letter of Transmittal.

  (3)      Notice of Guaranteed Delivery.

  (4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.

  (6)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.

  (7)      Text of Press Release issued by Whitman's Candies, Inc. on May 10, 1999.

  (8)      Summary Advertisement published in the national edition of THE WALL STREET JOURNAL on May 11, 1999.

(b)        Irrevocable Standby Letter of Credit.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 1999                           WHITMAN'S CANDIES, INC.

                                              By:                  /s/ THOMAS S. WARD
                                                         --------------------------------------
                                              Name:      Thomas S. Ward
                                              Title:     Co-President

                                              WC-RMA CORP.

                                              By:                  /s/ THOMAS S. WARD
                                                         --------------------------------------
                                              Name:      Thomas S. Ward
                                              Title:     Co-President

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER
---------
(a)(1)     Offer to Purchase, dated May 10, 1999.

  (2)      Letter of Transmittal.

  (3)      Notice of Guaranteed Delivery.

  (4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (6)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (7)      Text of Press Release issued by Whitman's Candies, Inc. on May 10, 1999.

  (8)      Summary Advertisement published in the national edition of THE WALL STREET JOURNAL on May 11, 1999.

(b)        Irrevocable Standby Letter of Credit.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.